June 29, 2011
Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	C&J Energy Services, Inc.,
Amendment No. 3 to Registration Statement on Form S-1
Filed June 9, 2011
File No. 333-173177
Amendment to No. 3 to Registration Statement on Form S-1
Filed June 9, 2011
File No. 333-173188
Dear Ms. Parker:
     Set forth below are the responses of C&J Energy Services, Inc. (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 24, 2011, with respect to Amendment No. 3 to Registration Statement on Form S-1, File No. 333-173177 (the “IPO Registration Statement”), and Amendment No. 3 to Registration Statement on Form S-1, File No. 333-173188 (the “Shelf Registration Statement,” collectively with the IPO Registration Statement, the “Registration Statements”), filed with the Commission on June 9, 2011.
     Concurrently with the submission of this response letter, we are filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), Amendment No. 4 to the IPO Registration Statement (“IPO Amendment No. 4”) and Amendment No. 4 to the Shelf Registration Statement (“Shelf Amendment No. 4,” collectively with IPO Amendment No. 4, the “Amendments”). For the Staff’s convenience, we will deliver three copies of each of the Amendments, together with three copies of each of the Amendments that are marked to show all revisions to the Registration Statements since their filing on June 9, 2011.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the IPO Amendment No. 4 or Shelf Amendment No. 4, as applicable.

General
1.	Please ensure that disclosure where appropriate is consistent between your registration statements. For example, and without limitation, we note the inconsistent disclosure under “Risk Factors—Risks Relating to Our Business—Federal legislation and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays as well as adversely affect our support services.”
     RESPONSE:
     We have revised our disclosure on pages 7, 9, 16, 17, 32, 58, 60, F-9 and F-29 of IPO Amendment No. 4 and pages 3, 4, 7, 14, 36, 62, 63, 64, 72, 77 and F-9 of Shelf Amendment No. 4 to ensure that the disclosure, where appropriate, is consistent between the Registration Statements.
Amendment No. 3 to Registration Statement on Form S-1 (File No. 333 173188) Selling Stockholders, page 81
2.	We reissue comment 7 in our letter dated June 3, 2011. In this regard, we note that you have not disclosed the name of the natural persons who have sole or shared voting or investment power over all selling shareholders that are not natural persons. For example, and without limitation, we refer to Adage Capital Partners, L.P., Fidelity Advisors Series I: Fidelity Advisor Balanced Fund and Geosphere Directional Master Fund, Ltd.
     RESPONSE:
     We have revised our disclosure on pages 97 and 98 of IPO Amendment No. 4 and pages 82, 83, 84, 85, 88 and 89 of Shelf Amendment No. 4 to disclose the name of the natural persons who have sole or shared voting or investment power of selling shareholders that are not natural persons.
Financial Statements, page F-1
Note 1- Nature of Business and Summary of Significant Accounting Policies, page F-7 General
3.	We have read your response to prior comment eight from our letter dated June 3, 2011. Please expand your disclosures to provide the information required by FASB ASC 280- 10-50-21 and 280-10-50-40.
     RESPONSE: We have revised the footnotes to the financial statements to address FASB ASC 280-10-21 and 280-10-50-40. Please refer to the revised disclosures on page F-22 of IPO Amendment No. 4 and page F-22 of Shelf Amendment No. 4. For your convenience, we have also set forth the disclosures we have included on those pages below:
     Note 14 — Segment Reporting
     As defined by FASB ASC 280 Segment Reporting, the Company has concluded that it has one operating segment with three related service lines: hydraulic fracturing, coiled tubing and pressure pumping. In reaching this conclusion, management considered the following: (1) the Company’s chief operating decision maker evaluates performance and makes resource allocation decisions as a single business as opposed to based on discrete service lines, (2) the Company’s business relies on a single infrastructure and uses one labor force that is available to all service lines provided, (3) the Company’s marketing efforts focus on promoting an integrated service package rather than distinct service offerings to discrete customers and (4) the Company’s compensation policy is determined with respect to overall performance rather than the performance of individual services. Each of these factors contributed to management’s conclusion that the Company operates as a single segment. This analysis will be updated periodically to confirm its continued applicability.
     Note 15 — Revenue by Service Line
     Revenue by service line for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Years Ended December 31,
Service Line	2010	2009	2008
Hydraulic fracturing	$182,656,660	$38,105,115	$27,469,893
Coiled tubing	50,592,310	23,349,211	26,800,494
Pressure pumping	10,908,245	5,575,643	8,170,851

Total revenue	$244,157,215	$67,029,969	$62,441,238

Revenue Recognition
4.	We note your response to prior comment number eleven from our letter dated June 3, 2011. In cases where coiled tubing and pressure pumping jobs extend beyond one day, explain to us whether customers are obligated to pay for these services regardless of whether the jobs are completed to their satisfaction. If customers are not so obligated, explain to us your basis for recognizing revenue on these jobs prior to completion.
     RESPONSE: In regards to coiled tubing and pressure pumping services, whether a job lasts for a single day or extends beyond one day the customer is obligated to pay for these services based on each day’s work. At the end of each day (based on a 24 hour day) a field ticket is written that includes charges for the mobilization of the equipment to location, the service performed, the personnel on the job, additional equipment used on the job, if any, and miscellaneous consumables used throughout the course of the service. These daily field tickets are reviewed and signed by our customers’ onsite representative overseeing the work, thereby acknowledging satisfactory completion of the day’s work and acceptance of all associated charges. We seldom experience disputes with respect to amounts to be paid based on the daily field ticket. To the extent there is a disagreement as to the services performed or amounts owed, our representative in the field is typically successful in resolving such concerns on site by direct conversation with our customer and such resolution and agreement is reflected in the revised field ticket that is executed by our customer as representing the amount properly owed to us. On the rare occasion on which we are unable to resolve the amount to be reflected in the field ticket, we do not recognize any revenue until it has been agreed to between us and our customer through subsequent discussions and deferred ticket execution. In all cases, the executed daily field ticket obligates the customer to render payment in full, generally under 30-day payment terms, for services completed during a single 24-hour period.
* * * * *

     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any questions or comments, please contact the undersigned at (713) 260-9902 or David P. Oelman of Vinson & Elkins LLP at (713) 758-3708.

Very truly yours, C&J Energy Services, Inc.
By:	/s/ Theodore R. Moore
Theodore R. Moore